Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 312 853 2071 mheinz@sidley.com

July 19, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones
Jay Ingram
Heather Clark
Martin James

Re:	Hennessy Capital Investment Corp. VI
Amendment No. 4 to Registration Statement on Form S-1
Filed July 12, 2021
File No. 333-254062

Ladies and Gentlemen:

On behalf of Hennessy Capital Investment Corp. VI (the “Company”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 16, 2021 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

July 19, 2021

Registration Statement on Form S-1 filed July 12, 2021

Exhibits

1.	Please file as an exhibit the warrant agreement. In this regard, we note the disclosure throughout your amendment that each unit now consists of one share of Class A common stock and one-third of one redeemable warrant.

Response: We acknowledge the Staff’s comment and have filed the form of warrant agreement as Exhibit 4.4 to Amendment No. 4.

If you have any questions regarding the foregoing or Amendment No. 4, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VI